UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On October 26, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (“Enlivex” or the “Company”), received a delisting notification (the “Delisting Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”), stating that the closing bid price of the Company’s ordinary shares (“ordinary shares”) during the 30 consecutive business days prior to October 22, 2026 did not meet the $1.00 minimum bid price requirement in accordance with Nasdaq Listing Rule 5550(a)(2). Because the Company effected a reverse split within the preceding 12 months, the Company is not entitled to a 180-day period to regain compliance with the minimum bid price requirement.

The Company plans to appeal (the “Appeal”) the Nasdaq staff’s delisting determination by timely filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Such Appeal hearing request will result in a stay of any suspension or delisting action pending the Appeal hearing, during which time the ordinary shares will continue to trade on the Nasdaq Capital Market. The Company cannot provide assurances that the Appeal will ultimately be successful and that its ordinary shares will continue to trade on the Nasdaq Capital Market following the hearing.

On October 27, 2026, Enlivex issued a press release announcing receipt of the Delisting Notice. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report on Form 6-K (including the exhibit hereto) is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284, File No. 333-295215 and File No. 333-298071), filed with the SEC.

Exhibit No.	Description

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: October 27, 2026

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